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                                                                  EXHIBIT (a)(9)

                                                                PRESS RELEASE

[JLG LOGO]

JLG INDUSTRIES, INC.
1 JLG Drive                                             FOR IMMEDIATE RELEASE
McConnellsburg, PA 17233-9533
Telephone (717) 485-5161                                CONTACT: JUNA ROWLAND
Fax (717) 485-6417                              DIRECTOR, CORPORATE RELATIONS
www.jlg.com                                                    (717) 485-6605


                       JLG COMPLETES GRADALL TENDER OFFER

     McConnellsburg, PA, June 16, 1999 - JLG Industries, Inc. (NYSE: JLG) today announced that 9.4 million shares, or approximately 99.2 percent of the outstanding shares of voting common stock of Gradall Industries, Inc. (NASDAQ:
GRDL), were tendered for $20.00 per share, net to the seller in cash, without interest, in response to its tender offer which expired on June 15, 1999, based upon preliminary count by ChaseMellon Shareholders Services, L.L.C., the depositary. Validly tendered shares will be purchased in accordance with the terms of the tender offer.

     JLG will proceed with those steps necessary to complete the merger of its wholly owned subsidiary with and into Gradall by filing a certificate of merger with the Secretary of State of the State of Delaware in accordance with Delaware law as soon as practicable. Pursuant to the merger, any shares of Gradall common stock not tendered in the tender offer will be converted into the right to receive $20.00 per share in cash.

     JLG Industries, Inc. is the world's leading manufacturer, distributor and international marketer of mobile aerial work platforms. Sales are made principally to distributors and rental companies, which rent and sell the Company's products to a diverse customer base, which includes users in the industrial, commercial, institutional and construction markets. Headquartered in McConnellsburg, Pennsylvania, JLG has two additional manufacturing facilities in Bedford, Pennsylvania and sales and service locations in Europe and Australia.

          For a fax copy, please call 800-758-5804, extension 470675.

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